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                              September 28, 2020

       Kim Stratton
       Chief Executive Officer
       Orphazyme A/S
       Ole Maal  es Vej 3, DK-2200
       Copenhagen N
       Denmark

                                                        Re: Orphazyme A/S
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 25,
2020
                                                            File No. 333-248607

       Dear Ms. Stratton:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed September 25, 2020

       Prospectus Summary
       Recent Developments, page 6

   1. Please update your disclosure here to include a discussion of the delay of your QT trial with arimoclomol,
including the FDA's request for reports by October 1, 2020, your anticipated inability
to meet such timeline, as referenced on page 17, and the potential impact of the delay in
the QT trial. Please also describe the potential QT safety signal with arimoclomol.
 Kim Stratton
Orphazyme A/S
September 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameKim Stratton
                                                           Division of
Corporation Finance
Comapany NameOrphazyme A/S
                                                           Office of Life
Sciences
September 28, 2020 Page 2
cc:       Mark Ballantyne
FirstName LastName